MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED NOVEMBER 30, 2008

Contact Information

ALBERTA STAR DEVELOPMENT CORP.

506 – 675 West Hastings Street
Vancouver, British Columbia
V6B 1N2

Telephone: (604) 488-0860
Facsimile: (604) 408-3884
Contact Name: Tim Coupland, President

ALBERTA STAR DEVELOPMENT CORP.

Management’s Discussion and Analysis

for the Year Ended November 30, 2008

This management’s discussion and analysis (“MD&A”), of Alberta Star Development Corp. (the “Company” or “Alberta Star”),  dated March 6, 2009,  should be read in conjunction with the accompanying audited financial statements and notes for the year ended November 30, 2008.  The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

This document contains certain statements that may be deemed “forward-looking statements”.  All statements in this document, other than statements of historical fact, that address future production, reserve potential, exploration drilling,  exploitation activities and events or developments that the Company expects to occur, are forward looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.  Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of resource calculation and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Alberta Star Development Corp. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver, uranium and base metals, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, aboriginal and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Alberta Star’s latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Alberta Star has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Alberta Star disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional information is available on SEDAR and may be accessed at www.sedar.com.

OVERVIEW AND OVERALL PERFORMANCE

Alberta Star Development Corp. is engaged in the acquisition, exploration and development of exploration properties in Canada’s Northwest Territories (“NT”).  The Company does not generate income or cash flow from its operations. The Company’s outlook is dependent on the global demand for the minerals that it seeks on its properties, namely copper, gold, silver, cobalt, lead, zinc and uranium.

The Company carried out its Phase 3, 2008 Summer Exploration Drill Program at the Company’s Eldorado-Glacier Lake permit area and Contact Lake permit area from June to August consisting of a seventeen (17) hole drill program.  During the three month program, the Company completed over 2,600 meters of drilling.  The Company’s exploration team has combined the results from the 2006-2007 drill programs, which included one hundred and nineteen (119) drill holes completed, totaling more than 33,800 meters, with the results of the 2008 drill program. The 2006 – 2008 drill programs total one hundred and thirty six (136) drill holes completed, totaling 36,400 meters. The summary geological report is being prepared and should be completed during the 2009 second quarter.

Effective June 23, 2008, the Company was granted two amended five-year Sahtu Land & Water Board “Class A” Land Use Permits (Eldorado/Glacier Land and Contact Lake) for diamond drilling at both the Eldorado & Contact Lake Projects.  The amended Eldorado/Glacier Lake “Class A” Land Use Permit (Permit #S05C-012) is valid until April 26, 2013 and the amended Contact Lake “Class A” Land Use Permit (Permit #S05C-002) is valid until August 24, 2012.

Effective June 25, 2008, the Company appointed Dr. Michael Bersch as Chief Geologist.  Dr. Bersch holds a PhD. in Geology from the University of New Mexico.  Most recently Dr. Bersch served as Assistant to the Vice President for Research, Director of Central Analytical Facility, and adjunct professor of Geology at the University of Alabama, where he taught courses in economic geology, analytical instrumentation, and physical and historical geology.  Dr. Bersch is a licensed professional geologist (Alabama), American Institute for Professional Geologists, a Fellow in the Society of Economic Geologists, and member of numerous other geological organizations.  Dr. Bersch has extensive experience having worked in precious metals, base metals, uranium, and oil and gas exploration and development for 20 years on projects in the US, Australia, Canada and Latin America.  Dr. Bersch was a “hands-on” project manager with two gold mining operations which included the Golden Reward Mine located in South Dakota as VP of Exploration with Moruya Gold Mine NA, and the Pauper’s Dream mine located in Montana and as Director and VP of Exploration with Pangea Resources Ltd.  Dr. Bersch also holds a J.D. from the University of Alabama School of Law and is a member of the Alabama State Bar.  Dr. Bersch served on the Investigation & Enforcement Committee of the Alabama Board of Licensure for Professional Geologists which monitors the practices of Alabama licensed professional geologists.

On July 14, 2008, the Company received a third permit approval from the Sahtu Land and Water Board (SLWB) for the issuance of a third “Class A”- 5 year 75,000 meter drill permit (#S07C-008) for its Eldorado South iron oxide, copper, gold, silver, and uranium project located in Canada’s Northwest Territories. The Eldorado South permit (#S07C-008) is valid until July 10, 2013.  The Company is now in receipt of the required drill permitting for its entire IOCG & uranium landholdings consisting of 47,199.77 ha (116,633.17 acres) in the Sahtu Region.

Effective August 1, 2008, the Board of Directors approved the grant of 3,500,000 options to acquire common shares.  Of these options 2,600,000 have been granted to directors, officers and investor relations consultants of the Company.  3,400,000 options are exercisable at $0.35 per share and the remaining 100,000 options are exercisable at a price of $1.00 per share.  All options expire on August 1, 2011, unless such options are earlier terminated in accordance with the Company’s Stock Option Plan or TSX Venture Exchange policies.

On September 5, 2008, Mr. Michael Bogin resigned his position on the Board of Directors and was replaced by Mr. Brian Morrison.

Effective October 10, 2008, the Board of Directors approved and adopted a shareholders rights plan (the “Rights Plan”) subject to shareholder and regulatory approval both of were received on February 3, 2009.  The Rights Plan extends the minimum expiry period for a takeover bid to 60 days and requires a bid to remain open for an additional 10 business days after an offeror publicly announces it has received tenders for more than 50% of the Company’s voting shares. The principle purpose of the Rights Plan is to ensure that all shareholders will be treated equally and fairly in the event of a bid for control of the Company through an acquisition of its common shares.  It is designed to provide the Company shareholders with sufficient time to properly consider a takeover bid without undue time constraints.  In addition, it will provide the board with additional time for review and consideration of unsolicited takeover bids, and if necessary, for the consideration of alternatives.

On December 12, 2008,  the Company completed a non-brokered private placement of  2,333,333 flow-through units ("Units") of the Company at a subscription price of $0.15 per Unit, for total gross proceeds of up to (Cdn) $350,000 (the "Offering"). Each Unit consists of one (1) common share issued on a "flow-through share" basis, in the share capital of the Company and one non flow-through common share purchase warrant ("Warrant"). Every Warrant is exercisable into one additional common share at an exercise price of $0.18 per share on or before December 12, 2010.

Effective December 17, 2008, Gord Steblin, was appointed as Chief Financial Officer of the Company. Mr. Steblin has a Bachelor of Commerce degree from the University of British Columbia and is a Certified General Accountant with over 20 years of experience in the mining industry.  The Company also announced the appointment of Edward Burylo to the Board of Directors. Mr. Burylo fills the vacancy created by the resignation of Mr. Tracy Moore.

The Company continued staking several new and prospective iron oxide copper gold and uranium targets based on the Company’s review of the results of the Company’s Regional High Resolution Aeromagnetic Gradiometric-radiometric Survey over the Eldorado and Contact Lake uranium belts.  Previously the Eldorado South uranium claims consisted of twenty four (24) contiguous claims and encompassed 19,627.66 hectares (“ha”) (48,501.04 acres).  During the year ended November 30, 2008 the Company staked a number of new IOCG and uranium claims at the Eldorado South IOCG and uranium project increasing its land package to 25,892.19 ha (63,981.01 acres).

The newly staked claims at the Eldorado South IOCG and uranium project include six (6) claims consisting of 6,264.53 ha (15,479.99 acres) and are situated on the northwestern extension of the 100% wholly owned Eldorado South claim block.  The staking increases the size of the Eldorado South project to thirty (30) claims encompassing 25,892.19 ha (63,981.01 contiguous acres).  The Eldorado south anomaly is over 3.5 kilometers (“km”) in length and the expression suggests a near surface uranium target.  The Eldorado South uranium anomaly has never been  drill tested.  This recent staking increases the size of the Company’s regional land portfolio to over 47,199.77 ha (116,633.17 acres).

In anticipation of the rapid escalation of fuel prices during the past year management secured advanced fuel delivery and storage for its 2008 summer exploration drill program Jet-B and diesel fuel needs in the fall of 2007.  This resulted in significant fuel saving for the Company as well as a competitive advantage in forward planning and fuel logistics over other mineral exploration companies working in the Northwest Territories.  Soaring fuel prices and rising exploration costs, combined with the deteriorating market conditions, continue to be of concern to exploration companies working in the north and the high costs have forced many companies to abandon their exploration projects or significantly reduce the exploration budgets to conserve their cash resources.

The Company currently plans to delay its 2009 exploration program due to unfavourable market conditions and high field costs. The Company intends to monitor and provide updates on its future exploration programs as market conditions change. The Company continues to reduce its overhead and look for additional avenues to conserve its working capital with the intent to continue to develop or acquire an economic mineral deposit. The Company has a strong balance sheet and no debt and is focused on cost cutting, maintaining qualified management and developing or acquiring economic projects. As a result of the global economic crisis, the Company expects there to be a serious shortage of available capital and exploration risk to the resource industry for a number of years to come, and the Company intends to manage its cash resources and review opportunities as circumstances demand.

As a result of the current global economic recession, the Company has taken a series of initiatives aimed at cost reduction during this period of significant economic decline that has affected virtually every sector and every region of the world.  The Company continues to complete due diligence reviews on a number of opportunities, including a number of advanced stage mineral exploration projects that meet the Company’s corporate mandate of acquiring established resource opportunities with infrastructure, with cash flow or near term cash flow potential.

As at November 30, 2008, the Company had working capital of $15,655,748, inclusive of $17,367,576 of cash and cash equivalents on hand.  Cash on hand at the date of this MD&A is approximately $16,700,000 which is sufficient to cover accounts payable, additional property acquisitions, planned exploration expenditures, and administration for at least 12 months.

PROPERTIES

The Company’s exploration property assets consist of:

The Eldorado & Contact Lake IOCG & Uranium Properties:

The Company’s property interests consist of 47,199.77 ha (116,633.17 acres), situated in the Eldorado/Port Radium/Contact Lake area,  McKenzie Mining District, NT.  The Company is the first mineral exploration company in 75 years to successfully stake and control this large contiguous land package in the Northwest Territories.

In 2008, the Company completed Phase 3 of the exploratory drill program based on the investigations from the 2006 – 2007 drill programs at the Eldorado/Contact Lake project area.  The Company’s main exploration camp, personnel, and supporting infrastructure were fully operational from June to August, 2008.  The Company completed over 2,600 meters of drilling in seventeen (17) drill holes during the program.  The 2008 drill program targeted five areas; Skinny Lake, K2, K4  located on the Contact Lake Mineral Claims, and Gossan Island and Long Bay located on the Glacier Lake Mineral Claims.  Highlights from the drill holes reported during fiscal 2008 are discussed below. In the following, drill intercept lengths are given. True thickness has not been determined; V2O5  stands for vanadium pentoxide; U3O8 stands for tri-uranium octoxide; V2O5  and U3O8  are standard geochemical reporting formats. Silver and gold are reported in grams/tonne (g/t).

2.

Contact Lake Mineral Claims – Contact Lake, NT and North Contact Lake Mineral Claims – Great Bear Lake, Northwest Territories

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 1% net smelter return royalty (“NSR”), in five (5) mineral claims, totalling 1,801.82 ha (4,450.50 acres) located five miles southeast of Port Radium on Great Bear Lake, NT for cash payments of $60,000 (paid) and 300,000 common shares (issued and valued at $72,000) of the Company.    The Company may purchase the NSR for a one-time payment of $1,000,000.  The Company completed additional staking in the area in order to increase the project size to sixteen (16) contiguous claims, totalling 10,561.82 ha (26,098.80 acres).  Collectively the properties are known as the Contact Lake Mineral Claims.

Expenditures related to the Contact Lake Mineral Claims for the year ended November 30, 2008, consist of amortization of $122,091 (2007 - $84,574), assaying and geochemical of $93,816 (2007 - $126,745), camp and field supplies of $141,074 (2007 - $499,322), claim maintenance and permitting of $4,544 (2007 - $13,452), community relations and government of $70,930 (2007 - $50,603), drilling of $105,994 (2007 - $1,741,790), equipment rental of $3,750 (2007 - $75,693), geology and engineering of $227,902 (2007 - $171,399), geophysics of $16,643 (2007 - $Nil), orthophotography of $Nil (2007 - $103,306), surveying of $Nil (2007 - $336,349), transportation and fuel of $289,276 (2007- $1,357,400), and wages, consulting and management fees of $771,526 (2007 - $1,407,434).

During the year ended November 30, 2006, the Company acquired a 100% right, interest and title, subject to a 2% NSR, in eleven (11) mineral claims (the “North Contact Lake Mineral Claims”), for cash payments of $75,000 and the issue of 250,000 common shares of the Company valued at $182,500.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.  The North Contact Lake Mineral Claims are situated north of Contact Lake on Great Bear Lake approximately 680 km (423 miles) north of Yellowknife, NT, totalling 6,300.11 ha (15,567.92 acres).

Expenditures related to the North Contact Lake Mineral Claims for the year ended November 30, 2008 consist of camp costs and field supplies of $1,034 (2007 - $Nil), drilling of $353,182 (2007 - $Nil), transportation and fuel of $9,606 (2007 - $Nil), and wages, consulting and management fees of $13,012 (2007 - $Nil).

The K2 target

The K2 target is an area in which drilling encountered IOCG style poly-metallic copper, gold, silver and cobalt mineralization. The mineralized zone is part of a regionally extensive zone of phyllic, potassic, hematite and magnetite, magnetite-actinolite alteration, often appearing at surface as phyllic-potassic pyritic gossans. The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic mineralization  in the Eldorado & Contact Lake Mineral Belt, including the former El Bonanza Uranium-Silver (U-Ag) and the Eldorado Uranium (U-Ag-Cu-Co-Ni-Bi) mines.

Highlights from mineralized down hole intervals from holes drilled in 2007 and reported to during fiscal 2008 included: (true thickness not determined)

•

K2-07-12 intersected several long mineralized intervals including 93.00 meters of 0.35% copper including 1.35 meters of 1.45% copper, 44.52 meters of 0.33% copper, 42.50 meters of 0.32% copper and 2.97 meters of 27.3 g/t silver including 0.77 meter of 69.0 g/t silver was intersected in this hole.

•

K2-07-13 intersected 36.70 meters of 1.11% copper including 0.90 meter of 5.45% copper, 5.20 meters of 1.31% copper, 7.40 meters of 2.96% copper and 3.00 meters of 0.45% copper.

•

K2-07-14 interested 40.50 meters of 0.36% copper and 2.83 g/t silver including 5.0 meters of 0.46% copper, 8.09 g/t silver and 2.61 g/t gold and also 1.0 meter of 1.76% copper, 5.50 g/t silver and 2.50 g/t gold.  Also, 36.50 meters of 0.34% copper including 6.10 meters of 1.05% copper, 3.96 g/t silver, 4.5 g/t gold, 1.60 meters of 2.21% copper and 6.00 g/t silver, and 33.00 meters of 0.22% copper.

•

K2-07-16 intersected 1.5 meters of 1,467 g/t silver and 0.32% copper.

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K2-07-17 intersected 10.50 meters of 0.30% zinc.

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K2-07-18 intersected 5.5 meters of 0.14% copper, and 1.5 meters of 0.13% cobalt.

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K2-07-19 intersected 0.3 meters of 0.93% copper, and 1.5 meters of 0.25% copper and another interval of 1.0 meter of 0.23% copper.

Highlights from mineralized down hole intervals from 3 drill holes totaling 806 meters in 2008 and reported to during fiscal 2008 contained multiple intervals of greater than 0.1% copper and included: (true thickness not determined)

•

K2-08-20 intersected 3.0 meters of 0.21% copper, and 9.0 meters of 0.14% copper.

•

K2-08-21 intersected 3.0 meters of 0.39% copper.

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K2-08-22 intersected 14.5 meters of 0.23% copper, and 1.0 meter of 0.35% copper.

Mile Lake Breccia

The Mile Lake Breccia is an IOCG prospect in which poly-metallic mineralization and alteration is intermittently exposed for up to 2 kilometers in strike length within a regionally extensive laminated volcaniclastic tuff.  The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic mineralization in the Eldorado & Contact Lake Mineral Belt.

Highlights from the surface sampling program includes grab samples with 11.69% copper, 8.30% zinc, 0.44% lead and 1330.0 g/t silver as well as 22.72% copper, 0.59% lead and 619.0 g/t silver and 6.61% copper, 3.66% zinc and 1427.0 g/t silver.

The Skinny Lake target

The Skinny Lake target is the site of extensive IOCG-type hydrothermal magnetite-actinolite-feldspar-apatite plus sulphide alteration.  The host rocks are alkali (sodic or potassic) and/or actinolite-epidote altered andesites, with a core zone of pervasive alkali feldspar-scapolite-magnetite-actinolite-apatite hydrothermal alteration assemblage.

The alteration signature and zonation at Skinny Lake is similar to that of the Port Radium- Eldorado uranium mine area situated on Labine Point, NT.  The Skinny Lake target area is defined by predominately pyrite mineralization, which is present intermittently throughout the Skinny Lake region and in an extensive gossan at the southeast end of Echo Bay.  Sulfides with uranium, cobalt, nickel, copper, silver, lead and zinc enrichments are present locally as veins, veinlets and disseminations that extend outward in the southern and eastern extensions of the Skinny Lake and Mag Hill target areas.

Highlights from mineralized down hole intervals from the drill holes reported during fiscal 2008 included: (true thickness not determined)

•

SL-07-01 intersected 22.50 meters of 2.24% zinc, 0.23% lead and 18.35 g/t silver and 0.025% cobalt.  Including 7.40 meters of 5.64% zinc, 0.45% lead, 0.20% copper, 45.93 g/t silver and 0.042% cobalt as well as 1.1 meters of 10.82% zinc, 0.29% lead, 0.22% copper and 38.52 g/t silver;  also including 2.3 meters of 4.48% zinc, 0.47% lead and 75.01 g/t silver and 0.053% cobalt.

Highlights from mineralized down hole intervals from  5 drill holes totaling 1,005 meters reported during fiscal 2008 included: (true thickness not determined)

•

SL-08-03 intersected 9.50 meters of 0.05% copper, 0.08% lead, 0.80% zinc and 5.6 g/t silver.  Including 3.00 meters of 0.02% copper, 0.04% lead, 1.59% zinc, and 7.3 g/t silver, as well as, 1.5 meters of 0.02% copper, 0.05% lead, 2.04% zinc and 8.2 g/t silver.  A further interval intersected 0.5 meters of 0.35% copper, 0.05% lead, 1.24% zinc and 2.8 g/t silver.

•

SL-08-04 intersected 7.00 meters of 0.36% copper, 0.50% lead, 4.45% zinc and 22.7 g/t silver.  Including 1.50 meters of 0.45% copper, 0.88% lead, 6.85% zinc, and 15.0 g/t silver, as well as, 1.5 meters of 0.51% copper, 0.69% lead, 6.36% zinc and 25.1 g/t silver as well as 4.0 meters of 0.41% copper, 0.44% lead, 4.02% zinc and 31.5 g/t silver.  A further interval intersected 1.3 meters of 0.26% copper, 0.14% lead, 1.11% zinc and 66.3 g/t silver.

•

SL-08-05 intersected 1.50 meters of 0.02% copper, 0.06% lead, 1.12% zinc and 7.3 g/t silver as well as 1.50 meters of 0.09% copper, 0.42% lead, 1.82% zinc, and 6.2 g/t silver, as well as, 1.5 meters of 0.11% copper, 0.32% lead, 1.30% zinc and 6.1 g/t silver.

•

SL-08-06 intersected 14.80 meters of 0.10% copper, 0.34% lead, 0.47% zinc and 8.0 g/t silver.  Including 3.00 meters of 0.03% copper, 0.54% lead, 1.25% zinc, and 10.25 g/t silver, as well as, 1.5 meters of 0.02% copper, 1.69% lead, 0.97% zinc and 8.4 g/t silver.

K4 target

The K4 target area is located two kilometers east-southeast of Eldorado/Echo Bay uranium-silver mines.  Sampling, mapping and scintilometer investigations in the K4 target area indicated potential for both high-grade uranium veins and disseminated mineralization along east to northeast trending fractures in andesitic tuffs and breccias within zones of strong potassic-hematitic alteration.

Highlights from mineralized down hole intervals from  6 drill holes totaling 532 meters reported during fiscal 2008 included: (true thickness not determined)

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K4-08-02 intersected 0.11 meters of 0.06% U3O8.

•

K4-08-04 intersected 2.65 meters of 0.28% U3O8, including 2.15 meters of 0.35% U3O8, as well as 0.2 meters of 3.68% U3O8.  A further interval intersected 0.25 meters of  2.54% U3O8.

•

K4-08-05 intersected 0.76 meters of 0.45% U3O8 including 0.29 meters of 1.15% U3O8.

The Mag Hill target

The Mag Hill target is the site of the most extensive hydrothermal magnetite-actinolite-feldspar-apatite plus sulphide alteration along  the Contact Lake Mineral Belt. The host rocks are alkali (sodic or potassic) and/or actinolite-epidote altered andesites with a core zone of alkali feldspar-scapolite-magnetite-actinolite-apatite hydrothermal assemblage.

Highlights from  mineralized down hole intervals from the drill holes reported during fiscal 2008 included: (true thickness not determined)

•

MH-07-07 intersected 3.0 meters of 2.50% zinc and 0.22% lead and 1.60 g/t silver.

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MH-07-09 intersected 239.90 meters of 0.10% V2O5.

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MH-07-11 intersected 68.0 meters of 0.10% V2O5.

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MH-07-12 intersected 9.54 meters of 0.10% V2O5; and 10.28 meters of 0. 10% V2O5.

2.

Port Radium – Glacier Lake Mineral Claims, NT

During the year ended November 30, 2005, the Company acquired a 100% undivided right, title and interest, subject to a 2% NSR in four (4) mineral claims, totalling 2,520.78 ha (6,229.00 acres) (the “Glacier Lake Mineral Claims”) located one mile east of Port Radium on Great Bear Lake, NT. For cash payments of $30,000 (paid) and 360,000 common shares (issued and valued at $72,000) of the Company.  The Company may purchase one-half of the NSR for a one-time payment of $1,000,000.

The property contains a fully operational all-season airstrip and base camp, situated at Glacier Lake.  The Echo Bay claim (produced 23,779,178 ounces of silver) and the Port Radium – Eldorado claim (produced 15 million pounds of uranium and 8 million ounces of silver).  The Port Radium uranium belt was formerly one of Canada’s principal producers of uranium during the 1930s and 1940s.

Expenditures related to the Glacier Lake Mineral Claims for the year ended November 30, 2008 consist of amortization of $10,727 (2007 - $7,796), assaying and geochemical of $54,136 (2007 - $143,177), camp and field supplies of $1,178 (2007 - $256,581), claim maintenance and permitting of $6,241 (2007 - $6,867), community relations and government of $Nil (2007 - $21,472), drilling of $Nil (2007 - $758,681), equipment rental $Nil (2007 - $45,643), geology and engineering of $36,206 (2007 - $33,673), metallurgical studies of $Nil (2007 - $62,977), orthophotography of $Nil (2007 - $25,522), staking and line cutting of $Nil (2007 - $88,335), transportation and fuel of $344,031 (2007- $3,754,918), wages, consulting and management fees of $159,905 (2007 - $505,775), and recovery of mineral property costs of $Nil (2007 - $186,651).

Highlights from mineralized down hole intervals from the drill holes reported during fiscal 2008 included: (true thickness not determined)

•

PR-07-11 intersected 0.5 meters of 2.3 g/t gold, as well as, another 0.3 meters of 2.3 g/t gold.

•

PR-07-21 intersected 12.34 meters of 1.01% zinc and 0.25% lead; 15.0 meters of 0.12% zinc and 0.15% V2O5, and 4.9 meters of 0.22% lead, 0.44% zinc and 0.11% V2O5.

•

PR-07-23 intersected 185.4 meters of 0.12% V2O5 including 28.24 meters of 0.21% V2O5; 34.20 meters of 0.26% zinc; 8.82 meters of 0.21% zinc and 11.0 g/t silver including 2 meters of 0.25% zinc and 30.2 g/t silver and 0.10% nickel.

•

PR-07-24 intersected 18.45 meters of 0.45% copper, 0.25% lead, 0.48% zinc, 42.6 g/t silver including 1.82 meter of 2.49% copper, 0.53% lead and 200.8 g/t silver; 1.50 meters of 2.19% zinc, 1.06% lead and 21.9 g/t silver: 14.50 meter of 0.48% zinc, 0.12% lead and 6.1 g/t silver: 9.37 meters of 0.57% copper, 0.04% U3O8 and 0.09% V2O5 including 1.50 meter of 0.10% U3O8 as well as 1.06 meter of: 1.85% copper, 0.14% U3O8 and 0.11% V2O5.

•

PR-07-25 intersected 1.45 meters of 39.9 g/t silver, 0.40% copper, 0.33% lead, 0.21% zinc, 0.12% nickel, and 0.13% cobalt; 1.5 meters of 1.90% zinc, 1.04% lead and 14.2 g/t silver; 49.7 meters of 0.15% zinc and 212.05 meters of V2O5.

•

PR-07-26 intersected 32.20 meters of 0.33% zinc, 0.20% lead and 4.4 g/t silver; 0.85 meter of 2.12% zinc, 4.29% lead, 0.27% copper and 62.5 g/t silver and 11.65 meters of 0.19% V2O5.

•

PR-07-27 intersected 43.50 meters 40.9 g/t silver, 0.20% copper, 0.14% lead, and 0.15% zinc; 15 meters of 0.24% copper as well as another 15 meters of 0.22% zinc; 1.5 meters of 1.80% copper and 24.3 g/t silver and 1.5 meters of 1.65% copper and 24.3 g/t silver.

Camelback target

The Camelback target is approximately 3.5 kilometers in length and 1 kilometer in width. This large IOCG target extends from north end of Glacier Lake to the eastern shore of Cameron Bay. The Camelback target is located 7.5 km east of the Port Radium (Eldorado uranium mine). This IOCG target is associated with a large recently discovered geophysical anomaly and this geological feature has the potential of hosting a bulk tonnage IOCG and uranium target within a regional alteration signature. The Company intersected multiple zones of poly-metallic mineralization that is associated with strong hydrothermal alteration and brecciation that are locally enriched in silver, copper, lead, zinc, cobalt, and uranium. Multiple zones of sulfide mineralization outcrop in semi-continuous gossanous zones for over 3.5 kilometers in length

Highlights from mineralized down hole intervals from the drill holes reported during fiscal 2008 included: (true thickness not determined)

•

CB-07-04 intersected 6.0 meters of 0.37% zinc.

•

CB-07-05 intersected 1.5 meters of 0.33% copper, 0.36% zinc and 3.9 g/t silver.

•

CB-07-07 intersected 2.8 meters of 11.88 g/t silver  and 1.5 meters of 20.90 g/t silver.

•

CB-07-08 intersected 3.0 meters of 25.3 g/t silver including 1.5 meters of 36.4 g/t silver.

•

CB-07-06 intersected 2.0 meters of 0.40% copper, 3.09% zinc and 37.2 g/t silver.

•

CB-07-12 intersected 16.45 meters of 0.12% copper.

•

CB-07-13a intersected 10.0 meters of 0.22% copper as well as 10.5 meters 0.13% copper and 0.25 meters of 0.12% U3O8.

•

CB-07-14 intersected 52.0 meters of 0.30% copper as well as 31.55 meters of 0.34%

copper.

•

CB-07-15 intersected 13.30 meters of 0.21% copper as well as 1.55 meter of 0.69% copper and 20.6 g/t silver, 4.2 meters of 0.37% copper, 0.23% V2O5, and also 1.5 meters of 0.23% V2O5.

•

CB-07-16 intersected 13.5 meters of 0.15% copper.

Glacier Creek target

The Glacier Creek target is located about 2 km east of Port Radium. The Glacier Creek area geology is a continuation of the Echo Bay Mine area with metavolcanic and volcaniclastic rocks intruded by segments of the Mystery Island Intrusive suite.  In 2007, a six hole drill program was designed to test induced-potential (IP) chargeability anomalies.

Highlights from mineralized down hole intervals from the drill holes reported during fiscal 2008 included: (true thickness not determined)

•

GC-07-01 intersected 6.0 meters of 0.39% copper.

•

GC-07-02 intersected 5.80 meters of 1.16% copper including 1.04 meters of 2.99% copper and 8.0 g/t silver and another 1.0 meter of 1.48% copper and 4.3 g/t silver; 2.40 meters of 0.61% copper; 2.60 meters of 0.33% copper; and 3.75 meters of 0.31% copper.

•

GC-07-06 intersected 1.50 meters of 46.2 g/t silver.

Long Bay target area

The Long Bay target area is located approximately 1.5 kilometer northwest of the Eldorado/Echo Bay uranium-silver mines. Sampling and mapping indicated potential for uranium within a stockwork vein system along an east-west trending structure in andesitic tuffs with strong hematitic alteration.  Two short length drill holes, 125 meters, tested the area with no significant results.

Gossan Island target area

Gossan Island target is an island between Cameron Bay and the Southwest arm of Echo Bay, approximately 5 kilometers southeast Eldorado/Echo Bay uranium-silver mines.  The island is approximately 2 kilometers by 1.2 kilometers in its longest dimensions. The target area consists of zones of moderate to strong gossanous, argillic-potassic altered, pyroclastic rocks.  A reconnaissance drill hole, 147 meters, intercepted strong hydrothermal brecciation but returned no significant mineralized intervals.

2.

Eldorado South Project, NT

During the year ended November 30, 2007, the Company staked sixteen (16) claims (the “Eldorado South Uranium Mineral Claims”), and four (4) additional claims (the “Eldorado West Uranium Mineral Claims”) located ten miles south of Eldorado uranium mine on the east side of Great Bear Lake, NT and 680 km (423 miles) north of the city of Yellowknife, NT, collectively known as the Eldorado South Uranium Project.  The Eldorado South Uranium Project now consist of thirty (30) mineral claims totaling 25,892.19 ha (63,981.01 acres).

The Eldorado South claims cover a radiometric anomaly that is over 3.5 kilometers in length and the expression suggests a potential near surface IOCG & uranium target.  The radiometric maps show a well defined uranium anomaly with a marked correlation of strong thorium (Th) and potassium (k) ratio patterns.  The Eldorado South Anomaly has never been drill tested.  The Eldorado South Anomaly was discovered in 2006 as a result of the completion of a High Resolution, Multi-Parameter Regional radiometric and magnetic geophysical survey which was conducted in July, 2006.  The survey consisted of 16,708 line-kilometers at 100 meter line-spacing’s.  The purpose of the radiometric survey was to measure the gamma radiation field and locate prospective areas of high-grade uranium and poly-metallic deposition.

In December 2007, the Deline Land Corporation passed a resolution placing a moratorium on any further uranium exploration and development on Deline District lands.  The Deline Land Corporation has stated publicly and reiterated that all current agreements between the Deline Land Corporation and the Company would be fully honored.  Several uranium mining moratoriums have been placed in several mining jurisdictions in Canada recently.  They include a three year moratorium on uranium mining in Labrador (April 2008) and a moratorium issued in the Deline District (January 2008) in the Northwest Territories stating that they will not approve or consent to new uranium exploration or development until the 26 recommendations of the Canada-Deline Uranium Table have been addressed to the satisfaction of the leadership of the local community.  The moratoriums do not apply to exploration for other minerals and mineral exploration activity is expected to continue in full force.

On June 16, 2008, the Company completed its Community Consultation in the community of Deline and finalized an expanded TEK (Traditional Education Knowledge) study for the region.  The Company’s’ land-use permit application SO7C-008 was deemed completed by the Sahtu Land and Water Board.

On July 14, 2008, the Company received final permit approval from the Sahtu Land and Water Board (SLWB) for the issuance of a third “Class A”- 5 year 75,000 meter drill permit (#S07C-008) for its Eldorado South Iron oxide, copper, gold, silver, and uranium project located in Canada’s Northwest Territories. The Eldorado South permit (#S07C-008) is valid until July 10, 2013.

Expenditures related to the Eldorado South IOCG & Uranium Mineral Claims for the year ended November 30, 2008 consists of camp and field supplies of $8,989 (2007 - $18,978), claim maintenance and permitting of $916 (2007 - $5,475), community relations and government of $3,555 (2007 - $Nil), equipment rental of $1,778 (2007 - $845), geology and engineering of $118,858 (2007 - $111,832), geophysics of $Nil (2007 - $3,000), staking and line cutting of $237,944 (2007 - $105,655),  transportation and fuel of $171,561 (2007- $2,220), wages, consulting and management fees of $210,381 (2007 - $19,000).

A geological report is currently underway that will include the 2009 work recommendations.

RESULTS OF OPERATIONS – YEAR ENDED NOVEMBER 30, 2008

The Company’s net loss for the year ended November 30, 2008, was $(6,489,209) or $(0.062) per share compared to a net loss of $(7,916,250) or $(0.079) per share for the year ended November 30, 2007.  The significant changes during the current fiscal period compared to the same period a year prior are as follows:

Advertising and promotion expenses for the year ended November 30, 2008 were $265,378 as compared to $475,043 for the same period in the prior year.  The decrease in advertising and promotion is primarily attributable to reduced costs associated with news release dissemination, reduced advertising and cost cutting initiatives implemented by management.

Filing and financing fees decreased to $119,881 for the year ended November 30, 2008 from $136,896 for the year ended November 30, 2007.  The decrease in costs is directly attributed to a decrease in filing fees because the Company raised less capital compared to the prior year.

Part XII.6 tax for the year ended November 30, 2008, was $711,124 as compared to $556,200 for the year ended November 30, 2007.  Included in accounts payable and accrued liabilities at November 30, 2008 is $685,941 related to this amount as well as $739,687 charged against capital stock for potential future flow-through obligations.

Legal and accounting fees increased to $349,567 for the year ended November 30, 2008, from $314,683 for the year ended November 30, 2007.  The legal and accounting fees were relatively the same as the previous year due mainly to legal fees paid to the Company’s legal counsels in Alberta, British Columbia and the Northwest Territories for the Company’s Annual General Meeting, and other general corporate matters.

Office and miscellaneous expenses for the year ended November 30, 2008 were $136,414 as compared to $187,973  in  the prior year.  The current year office expenses were less due to reduced office overhead associated with the exploration programs.

Salaries and benefits for the year ended November 30, 2008 were $575,269 as compared to $397,982 for the year ended November 30, 2007.  Prior to January 1, 2007, the Company incurred management, director and accounting fees paid to various executives and officers who provided services on an independent contractor/consulting basis.  In 2007, these individuals became employees of the Company and for the current 2008 year, the entire years corresponding salaries and benefits are included in salaries and benefits expense.

Stock based compensation, a non-cash expense, is comprised of the fair value of stock options granted to employees and consultants that vest in the period.  For the year ended November 30, 2008, stock-based compensation decreased to $548,070 from $1,970,027 in the prior year.  The Company grants stock options with varying vesting terms ranging from immediate vesting to vesting over three years.  The Company uses the Black-Scholes option pricing model to determine the fair value of options granted and recognizes the fair value of the option as an expense over the vesting term of the option.  On August 1, 2008, the Company granted 3,500,000 options  with an estimated fair value of $617,073 and a vested amount of $548,070 which was expensed during the current year.  On November 7, 2007, the Company entered into Amending Agreements with the holders of 3,250,000 existing options amending the exercise price from $1.57 to $0.85 per share and the expiry date from September 27, 2008, to November 7, 2010.

Transfer fees and shareholder information costs increased to $477,635 for the year ended November 30, 2008 from $248,649 for the year ended November 30, 2007.  The increase in transfer fees and shareholder information costs period over period is due mainly to increase in fees and number of consultants and analysts used for the Company’s investor relations and corporate development activities.

Interest income decreased to $767,768 for the year ended November 30, 2008, compared to $1,279,560 in the prior fiscal year, primarily due to lower average cash balances and significantly lower interest rates in 2008 versus 2007.

There were no investments sold during the current fiscal year.  During fiscal 2007, the Company sold 200,000 shares of available for sale securities for total proceeds of $198,466, realizing a gain of $126,466.

Total assets at November 30, 2008 decreased to $17,880,351 from $24,384,800 at November 30, 2007, primarily as a result of mineral property expenses.  In addition, the company realized cash inflows from the exercised options of $30,000 offset by the purchase of property, plant and equipment of $48,744 and cash outflows from operations of $5,765,025.

SELECTED ANNUAL INFORMATION

The following table sets forth selected financial information of the Company for the last three fiscal years. This financial information is derived from the audited financial statements of the Company.

Item	For the Year Ended November 30
	2008	2007	2006
Total Revenue	Nil	Nil	Nil
Total (Loss) from Continuing Operations	($6,489,209)	($7,916,250)	($11,630,209)
Operating (Loss) per Share	($0.062)	($0.079)	($0.139)
Net (Loss) in Total	($6,489,209)	($7,916,250)	($11,630,209)
Net (Loss) on a per Share Basis	($0.062)	($0.079)	($0.139)
Total Assets	$17,880,351	$24,384,800	$30,798,020
Total Long Term Financial Liabilities	Nil	Nil	Nil
Cash Dividends Declared per Share	Nil	Nil	Nil

The net loss for fiscal 2007 decreased to $7,916,250 from the $11,630,209 incurred during fiscal 2006 primarily due to an increase in future income tax recovery to $7,123,638 from the $1,429,960 recorded during fiscal 2006, an increase in interest income during fiscal 2007 to $1,279,560 from $802,010 earned during the prior fiscal period and a decrease in stock-based compensation, a non-cash expense, to $1,970,027 from the $3,237,869 incurred during fiscal 2006.  This reduction was partially offset by an increase in exploration expenses incurred during the 2007 Phase 2 drill program at the Eldorado & Contact Lake project areas.

Net loss was reduced to $6,489,209 during fiscal 2008 from the $7,916,250 incurred during fiscal 2007 primarily due to a decrease in future income tax recovery to $Nil from the $7,123,638 recorded during fiscal 2007, a decrease in interest income during fiscal 2008 to $767,768 from the $1,279,560 earned during the prior fiscal period and a decrease in stock-based compensation, a non-cash expense, to $548,070 from the $1,970,027  incurred during fiscal 2007.  This reduction also included a substantial decrease in exploration expenses to $3,612,962 incurred during  2008, as compared to $11,747,984 incurred during 2007.

MINERAL PROPERTY EXPENSES

Mineral property expenses comprise (1) exploration expenses; (2) acquisition costs, and (3) recoveries.  Total expenditures for the year ended November 30, 2008, and 2007, are summarized below:

For the Year Ended November 30, 2008:	Exploration Expenses $	Acquisition Costs $	Recoveries $	Total $
Contact Lake Mineral Claims – Contact Lake, NT	1,847,546	-	-	1,847,546
Port Radium – Glacier Lake Mineral Claims, NT	612,424	-	-	612,424
Port Radium – Crossfault Lake Mineral Claims, NT	17,757	-	(12,645)	5,112
Port Radium – Eldorado Mineral Claims, NT	-	-	-	-
North Contact Lake Mineral Claims – Contact Lake, NT	376,834	-	-	376,834
Eldorado South Uranium Mineral Claims, NT	753,982	-	-	753,982
Longtom Property – Longtom Lake, NT	10,626	-	-	10,626
MacInnis Lake Property – MacInnis Lake, NT	6,438	-	-	6,438
	3,625,607	-	(12,645)	3,612,962

For the Year Ended November 30, 2007:	Exploration Expenses $	Acquisition Costs $	Recoveries $	Total $
Contact Lake Mineral Claims – Contact Lake, NT	5,968,067	-	-	5,968,067
Port Radium – Glacier Lake Mineral Claims, NT	5,711,417	-	(186,651)	5,524,766
Port Radium – Crossfault Lake Mineral Claims, NT	-	-	-	-
Port Radium – Eldorado Mineral Claims, NT	526	-	-	526
North Contact Lake Mineral Claims – Contact Lake, NT	-	-	-	-
Eldorado South Uranium Mineral Claims, NT	267,005	-	-	267,005
Longtom Property – Longtom Lake, NT	893	-	-	893
MacInnis Lake Property – MacInnis Lake, NT	117,519	-	(130,792)	(13,273)
	12,065,427	-	(317,443)	11,747,984

Additional particulars of expenditures on mineral properties are provided in note 8 to the audited financial statements for the year ended November 30, 2008.

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Company’s quarterly financial statements for the past eight quarters:

Quarter Ended	Net Income (Loss)	Basic Income (Loss) per Share	Fully Diluted Income (Loss) per Share

November 30, 2008	$(1,295,864)	$(0.01)	$(0.01)
August 31, 2008	$(3,137,475)	$(0.03)	$(0.03)
May 31, 2008	$(1,030,325)	$(0.01)	$(0.01)
February 29, 2008	$(1,025,545)	$(0.01)	$(0.01)
November 30, 2007	$(4,896,224)	$(0.048)	$(0.048)
August 31, 2007	$(5,115,313)	$(0.050)	$(0.050)
May 31, 2007	$(1,367,919)	$(0.014)	$(0.014)
February 28, 2007	$3,463,206	$0.036	$0.030

The Company did not generate any revenues other than interest income or have extraordinary items or results from discontinued operations in the period covered.

The Company’s net income of $3,463,206 for the first quarter ended February 28, 2007, includes $361,854 of expenses relating to mineral properties expenditures and $713,237 of general and administrative costs.  Included in general and administrative costs are stock-based compensation, a non-cash expense of $220,085 relating to stock options that were granted prior to November 30, 2006, which vested in the quarter.  In the three month period ended February 28, 2007, there were no losses on the sale of or write-offs of property, plant and equipment.  Future income tax recoveries were increased by $4,156,924 as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced to the investors at December 31, 2006, but have not yet been spent on mineral property exploration.

The Company’s net loss of $1,367,919 for the second quarter ended May 31, 2007, includes $1,561,168 of expenses relating to mineral properties expenditures and $885,827 of general and administrative costs.  Included in general and administrative costs are stock-based compensation, a non-cash expense, of $210,192 relating to stock options that were granted prior to November 30, 2006 which vested in the quarter.  In the three month period ended May 31, 2007, there were no losses on the sale of or write-offs of property, plant and equipment.  Future income tax recoveries were increased by $666,347 as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced to the investors at December 31, 2006, but have not yet been spent on mineral property exploration.

The Company’s net loss of $5,115,313 for the third quarter ended August 31, 2007,  includes $6,942,103 of expenses relating to mineral properties expenditures and $715,454 of general and administrative costs.  Included in general and administrative costs are stock-based compensation, a non-cash expense of $210,193 relating to stock options that were granted prior to November 30, 2006 which vested in the quarter.  In the three month period ended August 31, 2007, there were no losses on the sale or write-offs of property, plant and equipment.  Future income tax recoveries were increased by $2,231,207 as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced to the investors at December 31, 2006, but have not yet been spent on mineral property exploration.

The Company’s loss for the fourth quarter of fiscal 2007 was reduced to $4,896,224, due primarily to an increase of general and administrative costs to $2,376,915 offset by a decrease of mineral properties expenditures to $2,882,859 and a decrease of future income tax recoveries to $69,160.  Included in general and administrative costs are stock-based compensation, a non-cash expense of $1,329,557 relating to $210,192 stock options that were granted prior to November 30, 2006, which vested in the quarter and $1,119,365 of repriced stock options.  This compares to a charge of $210,193 during the third quarter of fiscal 2007 for vested stock options.  In the three month period ended November 30, 2007, there was a $6,497 loss on the write-offs of property, plant and equipment.  There was no loss on the sale of property, plant and equipment.  Future income tax recoveries decreased to $69,160 as a result of recording the tax effect of proceeds from the issuance of flow through shares which were renounced to the investors at December 31, 2006 but have not yet been spent on mineral property exploration.

The Company’s net loss of $1,025,545 for the first quarter ended February 29, 2008, includes $635,544 of expenses relating to mineral properties expenditures and $631,553 of general and administrative costs. In the three month period ended February 29, 2008, there were no general and administrative costs associated with stock-based compensation.  In this three month period, there were no losses on the sale or write-offs of property, plant and equipment.

The Company’s net loss of $1,030,325 for the second quarter ended May 31, 2008, includes $490,558 of expenses relating to mineral properties expenditures and $715,561 of general and administrative costs.  In the three month period ended May 31, 2008, there were no general and administrative costs associated with stock-based compensation.  In this three month period, there were no losses on the sale or write-offs of property, plant and equipment.

The Company’s net loss of $3,137,475 for the third quarter ended August 31, 2008, includes $2,269,177 of expenses relating to mineral properties expenditures and $1,013,508 of general and administrative costs.  Included in general and administrative costs are stock-based compensation, a non-cash expense, of $548,070 relating to stock options that were granted in the quarter.  In the three month period ended August 31, 2008, there were no losses on the sale or write-offs of property, plant and equipment.

The Company’s net loss of $1,295,864 for the fourth quarter ended November 30, 2008, includes $217,683 of expenses relating to mineral properties expenditures, $1,283,393 of general and administrative costs and $205,212 of interest income.  Included in general and administrative costs are transfer fees and shareholder information expenses, of $149,145 relating to ongoing investor relations of which $50,000 was paid to Laurel Hill Advisory Group Company to assist in connection with communicating to security holders for the February 3, 2009 annual general meeting. Also included in general and administrative costs are $711,124 relating to Part XII.6 tax related to unspent flow-through mineral exploration expenditures.  In the three month period ended November 30, 2008, there were no losses on the sale or write-offs of property, plant and equipment.

LIQUIDITY AND CAPITAL RESOURCES

The Company currently has no operating revenues other than interest income and proceeds from the sale of available for sale investments.  The Company relies primarily on equity financing as well as the exercise of warrants to fund its exploration and administrative costs.

The Company’s cash resources are invested in R1-High bankers acceptance notes on deposit with an AAA rated Canadian Banking Institution.  None of the Company’s funds are exposed to repayment risks associated with short term commercial paper or asset-backed commercial paper.  These securities comply with the Company’s strict investment criteria and policy of utilizing only R1-High investment guaranteed instruments that are paid promptly on maturity.

As at November 30, 2008, the Company had cash and cash equivalents on its balance sheet of $17,367,576 and working capital of $15,655,748 as compared to $23,151,345 of cash and cash equivalents and working capital of $22,201,966 at November 30, 2007.  The reduction in cash and cash equivalents and working capital of $5,783,769 and $6,546,218, respectively, is in part due to the receipt of $30,000 from the exercise of 150,000 stock options  offset by $48,744 from net investing activities and by cash used in operations of $5,765,025.

Subsequent to the reporting period, the Company received $350,000 from the issuance of 2,333,333 shares pursuant to a flow through private placement.  As at March 6, 2009, the Company has cash and cash equivalents of approximately $16,700,000 on its balance sheet.  The Company believes that this is sufficient to fund its currently planned exploration and administrative budget through the balance of fiscal 2009.

CONTINGENCIES

The Company is aware of no contingencies or pending legal proceedings as of March 6, 2009.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that would require disclosure.

TRANSACTIONS WITH RELATED PARTIES

The Company’s board of directors consists of Tim Coupland, Tracy Moore (resigned December 17, 2008), Michael Bogin (resigned September 5, 2008), Robert Hall, Brian Morrison, Edward Burylo and Stuart Rogers.  Tim Coupland is the Company’s President and Chief Executive Officer, and Robert Hall is the Company’s Manager of Field Operations.  Ann-Marie Cederholm was Chief Financial Officer of the Company from August 14, 2007 to May 8, 2008.

The Company paid or accrued amounts to related parties as follows:

	For the Year Ended November 30
	2008	2007	2006
Consulting fees paid to a company controlled by Mr. Tim Coupland(1)	Nil	Nil	27,452
Consulting fees paid to a partnership controlled by Mr. Michael Bogin	29,000	16,000	7,500
Secretarial fees paid to an individual related to Mr. Tim Coupland(1)	15,000	8,500	36,037
Management fees paid to a company controlled by Mr. Tim Coupland	50,000	117,500	135,000
Director fees paid to a company controlled by Mr. Tracy Moore	32,000	17,000	21,950
Director fees paid to a company controlled by Mr. Robert Hall(1)	25,000	14,000	9,000
Director fees paid to Mr. Stuart Rogers	32,000	9,000	Nil
Director fees paid to Mr. Brian Morrison	3,000	-	Nil
Accounting fees paid to a proprietorship controlled by Ms. Ann-Marie Cederholm(1)	25,000	6,525	38,375
Salaries and benefits paid to directors and/or officers of the Company(1)	575,269	397,982	Nil
	$786,269	$586,507	$275,314

  Prior to January 1, 2007, the Company incurred management, director, accounting and secretarial fees paid to various executives and officers who provided services on a consulting basis.  In 2007, these individuals became employees of the Company and the corresponding salaries and benefits are included in salaries and benefits expense.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value.  At present there are no transactions being contemplated by management or the board that would affect the financial condition, results of operations and cash flows of any asset of the Company.

SUBSEQUENT EVENTS

Subsequent to November 30, 2008, the Company received $350,000 pursuant to a 2,333,333 flow-through unit private placement at a subscription price of $0.15 per unit.  Each unit consists of one common share to be issued on a “flow-through share” basis and one non flow-through common share purchase warrant. Every warrant is exercisable into one addition common share at an exercise price of $0.18 per share on or before December 12, 2010. This amount was renounced on December 31, 2008.

Subsequent to November 30, 2008, 2,400,000 incentive stock options expired on January 29, 2009.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s financial statements requires management to make estimates and assumptions regarding future events.  These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of equipment, environmental and reclamation obligations, rates for amortization, variables used in determining stock-based compensation and assessments of control of variable interest entities.  These estimates are based on management’s best judgment.  Factors that could affect these estimates include risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy and changes in foreign exchange rates.

Management has assessed the carrying value of its assets, and other than write-downs to its available for sale investment, does not believe the remaining assets have suffered any impairment.

The Company does not believe it has incurred any material environmental liabilities to date.  The Company has the responsibility to perform reclamation in certain jurisdictions upon completion of drilling.  The costs to complete this reclamation are immaterial and are expensed when incurred.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees and the value attributed to various warrants and broker warrants issued on financings.  These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s balance sheet.  Management has made estimates of the life of stock options and warrants, the expected volatility and expected dividend yields that could materially affect the fair market value of these types of securities.  The estimates were chosen after reviewing the historical life of the Company’s options and analyzing share price history to determine volatility.

CHANGES IN ACCOUNTING POLICIES

a)         Accounting Changes

Effective December 1, 2007, the Company adopted the revised Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1506, “Accounting Changes”, which requires that a voluntary change in accounting policy can be made only if the changes result in more reliable and relevant information and are accompanied with disclosures of prior period amounts and justification of the changes.  The section also requires that the nature and amount of material changes in estimates be disclosed.  The Company has not made any voluntary change in accounting policies or significant changes in estimates that are not otherwise disclosed since the adoption of the revised section.

b)

Going Concern

Effective December 1, 2007, the Company adopted changes to CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”.  Section 1400 has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  Management shall make an assessment of an entity’s ability to continue as a going concern.  When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed.  When financial statements are not prepared on a going concerned basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern.

c)

Capital Disclosures

Effective December 1, 2007, the Company adopted the new CICA Handbook Section 1535, “Capital Disclosures” which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the Company’s objectives, policies and procedures for managing capital.  The main features of the new section are as follows:

•

Requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital;

•

A requirement for an entity to disclose quantitative data about what it regards as capital; and

•

A requirement for an entity to disclose whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

d)

Financial Instruments – Disclosure and Presentation

Effective December 1, 2007, the Company adopted the new CICA Handbook Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace existing Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

In 2001, the CICA issued Accounting Guideline No. 11, which covers the Company’s exploration activities.  In the past, the Company has capitalized certain exploration costs on mineral properties that were not covered by feasibility studies, whereas under the new guideline, the Company was required to expense these amounts in the year incurred.  Effective January 1, 2001, the Company adopted these new recommendations on a retroactive basis.  The impact as at January 1, 2001, of the adoption of these new recommendations was to reduce mineral properties by $561,257 and to increase deficit, accumulated during the exploration stage by $561,257.

NEW ACCOUNTING PRONOUNCEMENTS

The CICA issued CICA Handbook Section 3064 “Goodwill and Other Intangible Assets” which the Company will adopt, effective 1 December 2008.  The new requirements of Section 3064 are for recognition, measurement, presentation and disclosure.  Section 3064 replaces Section 3062, “Goodwill and Other Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. Management is currently assessing the impact of these new accounting standards on its financial statements.

Future Changes in Accounting Policies

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Fair value - The fair value of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these financial instruments.

Exchange risk - The Company operates solely in Canada and therefore is subject to minimal foreign currency risk arising from changes in exchange rates with other currencies.

Interest rate risk - The Company is exposed to interest rate risk on its short-term investments, but this risk relates only to investments held to fund future activities and does not affect the Company’s current operating activities.

Credit risk - The Company places its temporary investment funds with government and bank debt securities and is subject to minimal credit risk with regard to temporary investments.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

SHARE DATA

As of March 6, 2009, the Company has 107,019,894 common shares without par value issued and outstanding. In addition, the Company has the obligation to issue the following additional common shares:

Incentive stock options that could result in the issuance of up to 6,700,000 common shares. Of these stock options,3,200,000 are exercisable at $0.85 each, 3,400,000 are exercisable at $0.35 each and 100,000 are exercisable at $1.00 each.

Share purchase warrants that could result in the issuance of up to 2,333,333 common shares are exercisable at a price of $0.18 each until December 12, 2010.